UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

6529 E. Friess Dr.

Scottsdale, AZ 85254

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  X  . Form 20-F         . Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       . No       .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

TOMBSTONE EXPLORATION CORPORATION

Report

Attached as Exhibit 99.1 to this Form 6-K is a Report on a Helicopter-Borne Z-Axis Tipper Electromagnetic (ZTEM) and Aeromagnetic Geophysical Survey prepared by Geotech Ltd. on behalf of Tombstone Exploration Corporation (the “Registrant”) with respect to the Registrant’s properties located in Tombstone, Arizona. The report is dated October, 2010 and is incorporated by reference herein.

Exhibit Index

Exhibit No.	Description
99.1	Report on a Helicopter-Borne Z-Axis Tipper Electromagnetic (ZTEM) and Aeromagnetic Geophysical Survey dated October, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2011
TOMBSTONE EXPLORATION CORPORATION
	By:	/s/ Alan Brown
		Name:	Alan Brown
		Title:	CEO